Attachment to N-SAR Sub-Item 77I (KMF)

On or about March 3, 2011, the Registrant completed the issuance and sale of (i) $55 million aggregate principal amount 3.93% Series A Senior Unsecured Notes due March 3, 2016, (ii) $60 million aggregate principal amount 4.62% Series B Senior Unsecured Notes due March 3, 2018, and (iii) $35 million aggregate liquidation preference of Series A Mandatorily Redeemable Preferred Shares with a term redemption date of March 3, 2018, liquidation preference $25.00 per share and a dividend rate equal to 5.32% per annum in a private placement.